[LETTERHEAD OF MCGUIREWOODS LLP]

May 17, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Rolaine Bancroft, Esquire

Susan Block, Esquire

CarMax Auto Funding LLC

Registration Statement on Form S-3

Filed March 10, 2006

File No. 333-132357

Ladies and Gentlemen:

This letter responds to the Commission’s comments on the Form S-3 Registration Statement filed by CarMax Auto Funding LLC on March 10, 2006, as amended by Amendment No. 1 to Form S-3 Registration Statement filed by CarMax Auto Funding LLC on April 19, 2006 (the “Registration Statement”). A marked copy of Amendment No. 2 to the Registration Statement filed today with the Commission accompanies this letter. The number of each response set forth below corresponds to the number assigned to each comment in the attached copy of the Commission’s comment letter (the “Comment Letter”).

Registration Statement on Form S-3

1. The registrant confirms that unqualified legal opinions will be filed at the time of each takedown.

Prospectus Supplement

Summary of the Notes and the Transaction Structure

2. The registrant has revised the prospectus supplement as requested. Please see new bracketed language on page S-12 of the prospectus supplement.

Description of the Notes—Credit Enhancement

3. As discussed during my telephone conversation with Ms. Bancroft on May 12, 2006, please refer to paragraph 5 below.

May 17, 2006

Base Prospectus

The Receivables

4. The registrant has revised the prospectus as requested. The registrant anticipates that subsequent receivables will be originated and selected using the same procedures and criteria as initial receivables. The prospectus supplement and prospectus have been revised accordingly. Please note (i) the new section under the heading “Pre-Funding Period” on page S-28 of the prospectus supplement, including the third paragraph under such heading, and (ii) the deletion on page 19 of the prospectus of language suggesting significant variation between the characteristics of the entire pool (including subsequent receivables) and the initial receivables.

Credit and Cash Flow Enhancement

5. The registrant has revised the prospectus to replace the reference on page 35 to “other credit facilities” with a reference to “loan agreements”. The registrant confirms that all forms of credit enhancement contemplated for use in connection with any takedown are specified in the base prospectus.

Please call me at (804) 775-4387 or Dave Melson at (804) 775-1016 with any questions or when your review is complete.

Very truly yours,

/s/ Peter E. Kane
Peter E. Kane

Enclosures

cc:	Mr. Keith D. Browning
Mr. Thomas W. Reedy
Mr. Andrew J. McMonigle
David E. Melson, Esquire